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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               PlanGraphics, Inc.
                               ------------------
             (FKA: Integrated Spatial Information Solutions, Inc.)
                                (Name of Issuer)


                          Common Stock (No Par Value)
                          ---------------------------
                         (Title of Class of Securities)

                                  72705 C 10 0
                                  ------------
                                 (CUSIP Number)

                                 April 29, 2003
                                 --------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[X]Rule 13d-1(c)
[ ]Rule 13d-1(d)

* Previous filing was for the prior company name of Integrated Spatial Information Solutions, Inc.) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72705C 10 0
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)
     Gary S. Murray, Sr.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only


4.   Citizenship or Place of Organization.
     Citizen, U.S.A.

                                5.   Sole Voting Power
                                     7,677,496

Number of                       6.   Shared Voting Power
Shares                               10,586,099
Beneficially
Owned by                        7.   Sole Dispositive Power
Each Reporting                       7,677,496
Person With
                                8.   Shared Dispositive Power
                                     10,586,099

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     18,263,595

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     18.7% (As of the date of this filing, the Issuer has advised me that it has 97,214,418 shares of its Common Stock outstanding.)

12.  Type of Reporting Person (See Instructions) IN

Item 1.

     (a)  Name of Issuer: PlanGraphics, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          112 East Main Street
          Frankfort, KY  40601

Item 2.

     (a)  Name of Person Filing: Gary S. Murray, Sr.

     (b)  Address of Principal Business Office:
          C/O Human Vision, LLC.
          8181 Professional Drive, Suite 200
          Landover, MD 20785-2226

     (c)  Citizenship: U.S.A.

     (d)  Title of Class of Securities:
          Common Stock (No Par Value)

     (e)  CUSIP Number: 72705C 10 0


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)[ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 18,263,595.

     (b) Percent of class: 18.7%. (The Issuer has advised me that as of the date of this filing it has 97,214,418 shares of its Common Stock outstanding.)

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 7,677,496.
          (ii)  Shared power to vote or to direct the vote 10,586,099.
          (iii) Sole power to dispose or to direct the disposition of 7,677,496.
          (iv) Shared power to dispose or to direct the disposition of 10,586,099.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2003 Date

/S/ Gary S. Murray
------------------
Signature

Gary S. Murray
--------------
Name/Title